Exhibit 99.1
Yingli Green Energy to Supply 130 MW of PV Modules to IBC Solar AG in 2010
BAODING, China, December 15, 2009 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced it has signed a sales agreement (“the agreement”) with IBC SOLAR AG (“IBC SOLAR”), one of the leading specialists in PV systems worldwide. Under the terms of the agreement, Yingli Green Energy has agreed to supply 130 MW of PV modules to IBC SOLAR from the first quarter through the fourth quarter of 2010.
“We are pleased to announce the largest contract in the history of Yingli Green Energy’s cooperation with IBC SOLAR, which is a testament to the strength of the relationships we maintain with our customers,” said Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “This cooperation with IBC SOLAR, one of the world’s largest suppliers of ready-to-use PV systems and all of the individual components for producing solar electricity, will further enhance our representation in major solar markets worldwide. In addition, this agreement represents our ongoing commitment to work with our customers to make it possible for clean, green and renewable energy from the sun to power businesses, homes and machines throughout the world.”
Mr. Miao noted that the agreement with IBC SOLAR also provides additional visibility into Yingli Green Energy’s expected sales for 2010.
Mr. Udo Möhrstedt, Chief Executive Officer of IBC SOLAR, commented, “We have always held that it is important for leading solar players to work together in order to supply our customers all over the world with state-of-the-art PV systems, so undoubtedly we are very confident to bring our cooperation with Yingli Green Energy to the next level.”
About Yingli Green Energy
Yingli Green Energy Holding Company Limited (NYSE: YGE) is one of the world’s leading vertically integrated PV product manufacturers. Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or operate on a stand-alone basis. Based in Baoding, China, Yingli Green Energy sells its PV modules to system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, South Korea, Belgium, France, China and the United States. For more information, please visit www.yinglisolar.com.
About IBC SOLAR AG
IBC SOLAR AG, founded in 1982, is a leading global photovoltaic integrator, offering complete solutions for power production from solar energy. The firm covers the entire spectrum, from planning to the turnkey handover of photovoltaic installations. Globally, IBC SOLAR has already implemented more than 100,000 turnkey photovoltaic systems with a total power output of 800 megawatt (MWp). IBC SOLAR is represented around the globe by several affiliates and currently employs around 300 employees, of which 210 are in Germany. The international business group IBC SOLAR is directed from its headquarters in Bad Staffelstein. For more information, please visit http://www.ibc-solar.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
In China:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
Email: ir@yinglisolar.com
Courtney Shike
Brunswick Group LLC
Tel: +86-10-6566-2256
Email: cshike@brunswickgroup.com
In the United States:
Katie Cralle
Brunswick Group LLC
Tel: +1-212-333-3810
Email: kcralle@brunswickgroup.com
Press Contact IBC SOLAR AG:
IBC SOLAR AG
Katrin Birner
Am Hochgericht 10
96231 Bad Staffelstein
Tel.: 09573 / 9224-780
Fax 09573 / 9224-709
Katrin.Birner@ibc-solar.de
www.ibc-solar.com

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